Exhibit 10.4

Project 3CL

[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

BINDING LETTER OF INTENT (“LOI”)

Asset Purchase from NLC Pharma

The following is a summary of the principal terms by and between NLC Pharma, Ltd. (NLC) and Todos Medical Ltd. (Todos) (each a “Contracting Party” and collectively, the “Contracting Parties”) with respect to a proposed sale of certain assets owned by NLC Pharma, Ltd. (NLC) to 3CL Sciences, Ltd. (the “Company”), a wholly owned subsidiary of Todos Medical Ltd. (Todos) to be formed prior to the closing (the “Transaction”), with such ownership of the Company to be as outlined in this Agreement upon completion of Final Closing Documents. Subject to the completion of satisfactory due diligence and other items set forth below, the terms of this this LOI shall be legally binding on the parties. In the event of any inconsistency between this binding summary and any subsequent definitive written agreements, the definitive agreements will govern (the “Final Closing Documents”).

Acquirer:

3CL Sciences Ltd where upon execution of Final Closing Documents, Todos shall own 60% and NLC shall own 40% (the “Company”) subject to adjustment as outlined in this Agreement. The Company shall be registered in Israel following and pursuant to the execution of this LOI.

Assets:	Subject to the terms and conditions precedent set forth herein, the Company shall acquire from NLC Pharma Ltd. Any and all intellectual property, patent applications, patents, and/or licenses to patents, as applicable, know-how and trade secrets related to the procurement, formulation, qualification and sale of botanical 3CL protease inhibiting Gromwell Root extract for dietary supplement and botanical drug development & commercialization, as well as all intellectual property, know-how, trade secrets, patents and patent applications related to the development of biosynthesis-created 3CL protease inhibiting Gromwell Root extract and the discovery & development chemically synthesized 3CL protease inhibiting compounds that will become synthetic drug candidate (the “Assets”). In addition, any subsequent intellectual property developed by NCL or its current and/or future employees related to the Assets or addressing similar uses, shall be the property of the Company

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Project 3CL

NLC agrees to provide a near term budget for completion of the interim analysis of Tollovir trial in Israel to be agreed upon by Todos that shall be paid immediately upon receipt of proceeds from planned European distribution agreement.

Initially, promptly following execution of this LOI, Todos will deliver $325,000 to pay outstanding invoices related to the interim analysis of the ongoing clinical trial of Tollovir® and pay necessary expenses, and make payments related to the purchase of an additional 10,000 bottles of Tollovid and/or Tollovid Daily for the US market. .

At the time of closing the asset purchase through Final Closing Documents (“Closing”), the Company shall have received a minimum of €1 million and $1 million for a total of approximately $2.2 million in capital from Todos with which to execute clinical trials (the “Initial Payment”), . Todos shall be responsible for providing or assisting in the raising of a total of $10 million dollars into the Company (inclusive of the Initial Payment) over a period of seven (7) months from execution of the LOI.

The initial ownership of the Company shall be set forth below subject to adjustments as set forth in Schedule B:

Transaction Value:	Upon execution of Final Closing Documents, NLC Pharma and/or its affiliates, shareholders, and assignees shall or have received:

●	A 40% equity interest in the Company (subject to Appendix A)
●	*% net royalty to NLC Pharma for future dietary supplement sales
●	*% net royalty to NLC Pharma for all future botanical drug sales
●	*% net royalty to NLC Pharma for all future chemical drug sales
●	*% net royalty to NLC Pharma for all diagnostic testing kit sales
●	*% net royalty to Dorit and Avraham for any other products or commercial sales developed utilizing the assets or created by them during the course of their employment at the Company
●	$2,000,000 in cash to be paid according to the attached Schedule A
●	The greater of * Todos Ordinary shares or $* worth of Ordinary shares based on the closing price of Todos Medical Ordinary shares on the day immediately prior to execution of Final Closing Documents with such Todos Ordinary shares to be distributed as directed by NLC Pharma
●	NLC shall be entitled to appoint a board member on TODOS Board of directors subject to approval by the Board of Directors of Todos Medical

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Project 3CL

Securities and other payments to be issued for Assets

Pursuant to the registration of the Company and per the execution of Final Closing Documents, Company will issue to NLC Pharma a certain number of common shares of the Company totaling 40% of the outstanding shares.

In the event that the Company raises capital other than from Todos and such financing results in NLC Pharma owning less than 40% of the common shares prior to a total of $10 million having been invested in the Company by Todos (the “$10 Million Threshold”), then at the Go Public Transaction (as defined herein), NLC Pharma shall be granted additional options or common stock in the Company so that NLC Pharma shall be entitled to own and retain the equivalent of 40% of the Company shares outstanding until such time as the $10 million Threshold is reached or twelve months from the date of execution of Final Closing Documents as described in the “Go Public” section below. Should NLC Pharma introduce capital to the Company after 6 months from the date of Final Closing Documents, provided that the $10 Million Threshold has not been reached, then Todos’ equity interest shall be reduced as outlined in Schedule B. Any capital invested after the $10 Million Threshold has been reached shall result in proportional dilution to all stakeholders.

Company Management:	The Company’s board of directors shall consist of 5 board members, as follows:

●	NLC Pharma shall be entitled to appoint two (2) directors
●	Todos Medical Ltd shall be entitled to appoint two (2) directors
●	A Director to be named upon unanimous approval of the 4 person Board of Directors

The appointment of the first CEO of the Company shall require unanimous consent of the Board of Directors.

Press Releases and Marketing Materials

Any press releases or written documents from either Todos or the Company referencing any scientific claims regarding the assets acquired by the Company through this transaction shall have prior input from Dorit Arad, while she is employed by the Company, prior to public dissemination of such materials. Presentations: Any Todos presentation slides that reference the Assets shall require prior approval from Avraham Marilus or Dorit Arad while they are employed by the Company.

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Project 3CL

Company Marketing

The Company shall endeavor to conduct routine meetings in conjunction with Todos regarding the marketing and promotion of the activities of the Companywith Dorit and Avraham included in such meetings that relate to 3CL.

Company hires, budget & credit line

It is agreed that the Company shall endeavor to hire a COO and an additional executive to further the business of the Company.

TODOS shall provide assistance and endeavor to secure working capital finance (beyond and apart from the $10m investment) as needed to the Company in order to be able to fulfill any purchase orders.

“Go Public” Transaction:

The Company agrees that it will endeavor to complete a “go-public” transaction or any other form of M&A transaction resulting in a financial “exit” within 9 months of execution of Final Closing Documents (“Go-Public Transaction”).

If at the end of 12 months from Final Closing Documents, no Go Public Transaction has taken place and the $10 million Threshold has not been reached, NLC Pharma shall be granted additional options or common stock so that NLC Pharma shall be entitled to own and retain a stake in the Company with the equivalent of 40% on a fully diluted basis,

In the event of a change of control at Todos resulting from a merger or takeover transaction and/or in the event of the disposition of substantially all of the assets at Todos, Shareholders of the Company other than Todos shall be entitled to tag along rights with regards to their stake in the Company, with such shareholders receiving an equitable portion of such transaction.

The Parties shall determine a method by which NLC shall be granted convertible warrants/options to exchange/redeem Company shares for TODOS shares.

Liabilities:	NLC shall warrant and represent that the Assets are transferable free and clear of any third party liens and liabilities.

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Project 3CL

Both NLC Pharma and TODOS Medical shall transfer and assign all existing commercial contracts, orders, leads, and privileges relating to the Assets and/or the business of the Company as such will be conducted.

Closing Date:	It is expected that the Closing shall occur on or before December 15, 2021, or such other time agreed to by the parties.
Governing Law:	The Transaction and related Transaction documents shall be governed by and construed in accordance with the internal laws of the State of New York.
No Shop

Neither NLC Pharma, nor any agent, officer, director, trustee or any representative of any of the foregoing, will, during the period commencing on the date of this Agreement and ending with the earlier to occur of the Closing Date or the termination of this Agreement in accordance with its terms, directly or indirectly: (i) solicit or initiate the submission of proposals or offers from any person or entity for, (ii) participate in any discussion pertaining to, or (iii) furnish any information to any person or entity other than TCLS/Todos or its authorized agents relating to, any acquisition or purchase of all or a material amount of the assets of, or any equity interest in, NLC Pharma or a merger, consolidation or business combination of NLC Pharma.

Conditions Precedent:	This Transaction is subject to: (a) the completion of the Transaction Documents reasonably acceptable to Todos and NLC Pharma, (b) the completion of due diligence acceptable to both Parties (c) the execution of employment agreements between the Company and Dr. Dorit Arad and Avraham Marilus

Employment Agreements	The Company shall offer each of Dr. Dorit Arad and Avraham Marilus employment agreements for a minimum of 24 months on mutually acceptable terms, which will specify the terms and conditions of their employment, with the Company that will be executed in conjunction with the execution of Final Closing Documents. For each of Dr. Arad as CTO and Mr. Marilus as CMO/EVP BD, the annual base salary is expected to be $* for each employee with customary executive benefits to be mutually agreed to upon and participation in Todos’ employee stock option plan in Israel through the reservation of fully vested restricted stock units (RSUs) covered under the Todos approved registration equal to the greater of * Ordinary shares of Todos Medical or a number of RSU’s equal to $* million worth of Ordinary shares of Todos Medical in a number of shares based on the price immediately prior to the execution of Final Closing Documents with such RSUs to be divided equally between Dr. Arad and Mr. Marilus with such RSUs being actionable immediately.

Binding Provisions:	The terms of this Agreement shall be binding on all parties until such time as Final Closing Documents are executed. Todos and the Company shall have the right to withdraw its offer without penalty in the event it is unsatisfied with any of its due diligence, specifically related to the validity and ownership of the Assets or if Todos and the Company discovers any material adverse items in its due diligence process. NLC Pharma shall have the right to renegotiate any amounts of equity or equity-linked instruments in Todos to be received by NLC Pharma or any employees of the Company that are hired at Closing as part of this Transaction, with such renegotiation being limited to any difference in dollar value after the 30-day period has culminated.

[Signatures on Next Page]

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Project 3CL

AGREED AND ACCEPTED AS OF November ____, 2021

3CL Sciences Ltd.

By:
Name:	Avraham Marilus
Title:	CEO

NLC Pharma, Ltd.

By:
Name:	Dorit Arad
Title:	Chief Executive Officer

Todos Medical Ltd.

By:
Name:	Gerald Commissiong
Title:	Chief Executive Officer

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PROJECT 3CL

Schedule A

Cash Payments

1.2.1	$2 million in Cash Payments. Todos shall deliver to NLC non-refundable cash payments equal to the greater of 20% of capital raised into the Company or the following schedule:

1.2.1.1	At the Closing Date: $440,000
1.2.1.2	At the three (3) months anniversary of the Closing Date: $320,000
1.2.1.3	At the six (6) months anniversary of the Closing Date: $320,000
1.2.1.4	At the nine (9) months anniversary of the Closing Date: $320,000
1.2.1.5	At the twelve (13) months anniversary of the Closing Date: $320,000
1.2.1.6	At the fifteen (16) months anniversary of the Closing Date: $280,000

In the event the Company is unable make any of the payments as described above, Todos shall guarantee such payment through the issuance of Todos Ordinary shares equal to 120% of the value of such payment based on the closing price of Todos Ordinary shares on the day immediately prior to issuance.

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PROJECT 3CL

Schedule B

Equity Interest Breakdown in the Event of Additional Capital Provided through NLC

In the event that Todos a) fails to provide a total of $10 million of direct investment into the Company, or b) is unable to provide payments as outlined in Schedule A, then NCL Pharma shall have the right to bring in additional capital into 3CL and such investment shall reduce Todos’ equity interest in the Company by up to 30% before proportional dilution with Sellers having the right to bring in any additional capital to total and aggregate of $10 million beginning after 6 months from the signing of this agreement. The schedule of potential dilution shall be as follows:

1)	8%, provided that Todos has made payments as outlined payments in Schedule A and contributed a minimum of $7 million but less than $10 million.

2)	17.5%, provided that Todos has made payments as outlined payments in Schedule A and contributed a minimum of $5 million but less than $7 million.

3)	22.5%, provided that Todos has made payments as outlined payments in Schedule A and contributed a minimum of $4 million but less than $6 million

4)	27.5%, provided that Todos has made payments as outlined payments in Schedule A and contributed a minimum of $2.2 million but less than $4 million

5)	30% if the Todos fails to make payments as outlined in Schedule A and/or contributes less than $2.2 million. In the event Todos contributes less than $2.2 million after 60 days from execution of LOI then all commercialization rights for pharmaceuticals based on the Assets shall revert to NLC.

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